FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

ENERNORTH INDUSTRIES INC. 1 King Street West, Suite 1502, Toronto, Ontario, M5H 1A1.

Item 2.   **Date of Material Change**

July 28, 2006

Item 3.   **News Release**

The News Release was disseminated via CCNMatthews via North American Disclosure on August 2, 2006.

Item 4.   **Summary of Material Change**

The Court of Appeal for the Province of Ontario has granted Enernorth's motion for a stay of execution of the Oakwell Claim pending the Supreme Court of Canada's decision on EnerNorth's application for leave to appeal and, should leave be granted, the appeal itself. The stay is conditional upon EnerNorth paying $1.5 million into court on or before September 8, 2006. The Oakwell Claim is described in the financial statements and other reports of the Company and recorded at approximately Cdn. $7.9 million.

Item 5.   **Full Description of Material Change**

No information other than that provided in Item 4 above is presently available.

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7.   **Omitted Information**

Not applicable.

Item 8.   **Executive Officer**

Sandra J. Hall, President & Secretary (416) 861-1484.

Item 9.   **Date of Report**

August 2, 2006

The foregoing accurately discloses the material change referred to herein.

ENERNORTH INDUSTRIES INC.

Per: "Sandra J. Hall"
President & Secretary